EXHIBIT 8.02

                                                                    June 9, 2000


Liberty Media Corporation
9197 South Peoria Street
Englewood, CO  80112

Ladies and Gentlemen:

         Reference is made to the planned merger (the "Merger") of B-Group Merger Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into The Todd-AO Corporation, a Delaware corporation ("Todd"), pursuant to the Agreement and Plan of Merger, dated as of December 10, 1999, as amended, among AT&T, Merger Sub, Liberty Media Corporation, a Delaware corporation ("Liberty"), and Todd (the "Agreement"). Unless otherwise specified, capitalized terms shall have the meaning assigned to such terms in the Agreement. References contained in this letter to the Agreement include, unless the context otherwise requires, each document attached as an exhibit or annex thereto.

         In connection with the Merger, we have delivered our opinion, dated as of the date hereof, to AT&T as to certain U.S. federal income tax consequences of the Merger (the "Opinion Letter"), a copy of which is attached as Exhibit A hereto. Subject to the assumptions and limitations set forth in the Opinion Letter, Liberty is entitled to rely on the opinion of Baker Botts L.L.P. set forth in the Opinion Letter to the same force and effect as if the Opinion Letter was addressed and delivered to Liberty.

         This letter is delivered to you solely in connection with and for purposes of the transactions contemplated by the Agreement and is not to be relied upon by any other person, quoted in whole or in part, or otherwise referred to (except in a list of closing documents), nor is it to be provided to any other person without our prior written consent.

                                                      Sincerely,

                                                      /s/ Baker Botts L.L.P.

                                                      BAKER BOTTS L.L.P.
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